Showtime Networks, Inc.
1633 Broadway
New York, NY 10019

June 17, 2008

ProElite, Inc.
12121 Wilshire Blvd
Suite 1001
Los Angeles, CA 90025

Re:    Promissory Note dated December 17, 2007

Ladies and Gentlemen:

Reference is hereby made to that certain Promissory Note dated December 17, 2007 (the "Existing Note"). This confirms our agreement to extend the maturity of the Existing Note from December 17, 2008 to March 31, 2009. Accordingly, all obligations contained in the Existing Note which are to be performed on or before December 17, 2008 must now be performed on or before March 31, 2009. Except as amended hereby, the Existing Note shall remain in full force and effect.

Very truly yours,

/s/ Joe Ianniello
Name: Joe Ianniello
Title: Senior Vice President and Treasurer